SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

Commission File Number    000-28562

NOTIFICATION OF LATE FILING

(Check One):

☐  Form 10-K      ☐  Form 20-F      ☐  Form 11-K      ☒  Form 10-Q      ☐  Form 10-D      ☐  Form N-SAR      ☐  Form N-CSR

For Period Ended:     March 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:____________________

Read Instruction Sheet before preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Verilink Corporation

Former Name if Applicable:_____________________________________________________________________________

Address of Principal Executive Office (Street and Number): 127 Jetplex Circle

City, State and Zip Code: Madison, AL 35758-8989

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

          As previously announced, Verilink Corporation (the “Company”) and its subsidiary Larscom Incorporated have filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Alabama. The Company is seeking to sell its business promptly in an auction process approved by the Bankruptcy Court. As a result, the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006 could not be filed within the prescribed time period without unreasonable effort or expense due to (i) limited management and financial resources, (ii) substantial time and effort required in connection with the bankruptcy and the sale process that has not allowed sufficient time to complete the Form 10-Q, and (iii) additional time needed to complete the disclosures required in the Form 10-Q related to the bankruptcy described above.

PART IV - OTHER INFORMATION

          (1)          Name and telephone number of person to contact in regard to this notification

C. W. Smith	(256)	327-2204

(Name)	(Area Code)	(Telephone Number)

          (2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	No ☐

          (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See the Registrant’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 13, 2006 and May 5, 2006.  The earnings statement for the quarter ended March 31, 2006 is expected to reflect a substantial loss as a result of impairment charges and the decline in revenues reported in the May 5, 2006 Form 8-K.

Verilink Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:	/s/ C. W. Smith

C.W. Smith
Vice President and Corporate Controller

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